UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on March 5, 2007 announcing the date of the Company's fourth quarter and year end 2006 financial results.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           TOP TANKERS INC.


Dated: March 6, 2007                       By     /s/ Stamatis N. Tsantanis
                                              ----------------------------------
                                                Name: Stamatis N. Tsantanis
                                                Title:   Chief Financial Officer

                                                                       Exhibit 1

[GRAPHIC OMITTED]


NEWS RELEASE for March 5, 2007
------------------------------

Contact: Michael Mason (investors)                   Stamatis Tsantanis, CFO
         Allen & Caron Inc                           TOP Tankers Inc
         212 691 8087                                011 30 210 812 8199
         michaelm@allencaron.com                     snt@toptankers.com

         TOP TANKERS ANNOUNCES DATE OF FOURTH QUARTER AND YEAR-END 2006
                       RESULTS RELEASE AND CONFERENCE CALL

ATHENS, GREECE (March 5, 2007) ... TOP Tankers Inc (Nasdaq:TOPT) announced plans to release its fourth quarter and year-end 2006 results on Thursday, March 8, 2007, before market opening. That same day, at 11:00 AM EST, management will host a conference call, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company's website at www.toptankers.com, or by going to www.investorcalendar.com.

     Web participants are encouraged to go to either website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. The online archive will be available shortly after the conclusion of the call and continue for seven days.

     The telephonic replay of the conference call will be available by dialing 877 660-6853 (from the US and Canada) or +1 201 612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 232792. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through March 15, 2007.

About TOP Tankers Inc
---------------------

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 24 tankers, consisting of 13 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.5 million dwt, of which 88 percent are sister ships. Fifteen of the Company's 24 tankers are on time charter contracts with an average term of over three years with all but three of the time charters including profit sharing agreements.

Forward Looking Statement
-------------------------

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.


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SK 23116 0001 753559